SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 18, 2003

Carnival Corporation	Carnival plc
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)
Republic of Panama	England and Wales
(State or other jurisdiction of incorporation)	(State or other jurisdiction of incorporation)
1-9610	1-15136
(Commission File Number)	(Commission File Number)
59-1562976	None
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)
3655 N.W. 87th Avenue Miami, Florida 33178-2428	Carnival House, 5 Gainsford Street, London SE1 2NE, England
(Address of principal executive offices) (zip code)	(Address of principal executive offices) (zip code)
(305) 599-2600	011 44 20 7940 5381
(Registrant's telephone number, including area code)	(Registrant's telephone number, including area code)
None	None
(Former name and former address, if changed since last report)	(Former name and former address, if changed since last report)

Item 12. Results of Operations and Financial Condition.

Set forth below are the "Carnival Corporation & plc Pro Forma Consolidated Statements of Operations" and "Carnival Corporation & plc Pro Forma Net Cruise Revenues and Net Cruise Costs" for each of the three months ended February 28, 2003 and 2002, May 31, 2003 and 2002, August 31, 2003 and 2002 and November 30, 2002; and for the nine months ended August 31, 2003 and 2002; and for the twelve months ended November 30, 2002.

The pro forma consolidated statements of operations gives pro forma effect to the dual listed company ("DLC") transaction between Carnival Corporation and Carnival plc, which was completed on April 17, 2003. This pro forma data is being furnished to update the previous pro forma information furnished to the SEC on the Carnival Corporation & plc joint Current Report on Form 8-K, dated June 25, 2003, primarily as a result of changes in the Carnival Corporation & plc statement of operations reporting format and to conform this information to the reclassifications made in the August 31, 2003 and 2002 Carnival Corporation & plc statements of operations.

All the information contained in this Item 12 is being furnished solely for informational purposes and Carnival Corporation and Carnival plc do not intend for any of this information to be incorporated by reference into filings under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Cautionary note concerning factors that may affect future results

Some of the statements contained in this joint Current Report on Form 8-K are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to Carnival Corporation & plc, including some statements concerning future results, plans, outlook, goals and other events which have not yet occurred. You can find many, but not all, of these statements by looking for words like "will," "may," "believes," "expects," "anticipates," "forecast," "future," "intends," "plans," and "estimates" and for similar expressions. Because forward-looking statements, including those which may impact the forecasting of earnings per share, net revenue yields, booking levels, pricing, occupancy, operating, financing and tax costs, costs per available lower berth day, estimates of ship depreciable lives and residual values or business prospects, involve risks and uncertainties, there are many factors that could cause Carnival Corporation & plc's actual results, performance or achievements to differ materially from those expressed or implied in this joint Current Report on Form 8-K. These factors include, but are not limited to, the following: achievement of expected benefits from the DLC transaction; risks associated with the DLC structure; risks associated with the uncertainty of the tax status of the DLC structure; general economic and business conditions, which may impact levels of disposable income of consumers and the net revenue yields for cruise brands of Carnival Corporation & plc; conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and providers of other vacation alternatives and increases in capacity offered by cruise ship and land-based vacation alternatives; the impact of operating internationally; the international political and economic climate, armed conflicts, terrorist attacks, availability of air service and other world events and adverse publicity and their impact on the demand for cruises; accidents and other incidents at sea affecting the health, safety, security and vacation satisfaction of passengers; the ability of Carnival Corporation & plc to implement its shipbuilding programs and brand strategies and to continue to expand its businesses worldwide; the ability of Carnival Corporation & plc to attract and retain shipboard crew and maintain good relations with employee unions; the ability to obtain financing on terms that are favorable or consistent with Carnival Corporation & plc's expectations; the impact of changes in operating and financing costs, including changes in foreign currency and interest rates and fuel, food, insurance and security costs; changes in the tax, environmental, health, safety, security and other regulatory regimes under which Carnival Corporation & plc operates; continued availability of attractive port destinations; the ability to successfully implement cost improvement plans and to integrate business acquisitions; continuing financial viability of Carnival Corporation & plc's travel agent distribution system; weather patterns or natural

disasters; and the ability of a small group of shareholders effectively to control the outcome of shareholder voting.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, Carnival Corporation & plc expressly disclaims any obligation to disseminate, after the date of this announcement, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

----------Pro Forma Financial Information----------

CARNIVAL CORPORATION & PLC
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS (1)
(in thousands, except earnings per share)

	Three months ended Feb. 28,		Three months ended May 31,		Three months ended Aug. 31,	
	2003	2002	2003	2002	2003	2002
Revenues						
Cruise						
Passenger tickets	$1,262,660	$1,075,273	$1,238,608	$1,156,195	$1,863,185	$1,674,519
Onboard and other	351,661	306,830	364,343	323,439	466,468	380,515
Other	7,375	9,304	31,190	39,275	194,087	204,249
	1,621,696	1,391,407	1,634,141	1,518,909	2,523,740	2,259,283
Costs and Expenses						
Operating						
Cruise						
Passenger tickets	311,814	274,587	280,429	256,827	361,268	339,224
Onboard and other	61,964	58,607	60,688	51,350	82,531	66,838
Payroll and related	191,680	158,924	206,327	163,797	218,277	172,078
Food	104,617	86,355	104,445	91,932	118,165	102,827
Other ship operating	335,380	250,152	350,186	268,660	368,697	308,063
Other	12,301	16,168	32,395	37,038	130,707	133,398
Total operating	1,017,756	844,793	1,034,470	869,604	1,279,645	1,122,428
Selling and administrative (2)	281,104	233,713	273,790	221,285	259,582	236,266
Depreciation and amortization	155,272	126,673	160,214	133,445	175,782	143,335
Impairment charge						20,000
	1,454,132	1,205,179	1,468,474	1,224,334	1,715,009	1,522,029
Operating Income	167,564	186,228	165,667	294,575	808,731	737,254
Nonoperating (Expense) Income						
Interest income	5,714	7,350	9,641	8,479	6,717	20,470
Interest expense, net of capitalized interest	(52,926)	(43,053)	(47,779)	(46,018)	(57,754)	(56,808)
Other income (expense), net (3)	17,714	5,836	(11,085)	(11,631)	4,934	1,882
	(29,498)	(29,867)	(49,223)	(49,170)	(46,103)	(34,456)
Income Before Income Taxes	138,066	156,361	116,444	245,405	762,628	702,798
Income Tax Benefit (Expense), Net	6,203	1,278	5,566	4,443	(28,367)	18,488
Net Income	$ 144,269	$ 157,639	$ 122,010	$ 249,848	$ 734,261	$ 721,286
Earnings Per Share						
Basic	$0.18	$0.20	$0.15	$0.31	$0.92	$0.91
Diluted	$0.18	$0.20	$0.15	$0.31	$0.90	$0.90
Weighted-Average Shares Outstanding						
Basic	795,093	794,466	795,849	794,718	797,015	794,870
Diluted	799,239	799,198	799,414	800,238	818,191	799,376

CARNIVAL CORPORATION & PLC
PRO FORMA NET CRUISE REVENUES AND NET CRUISE COSTS
(in thousands, except yields and costs per ALBD)

	Three months ended Feb. 28,		Three months ended May 31,		Three months ended Aug. 31,	
Gross and net revenue yields	2003	2002	2003	2002	2003	2002
Cruise revenues						
Passenger tickets	$1,262,660	$1,075,273	$1,238,608	$1,156,195	$1,863,185	$1,674,519
Onboard and other	351,661	306,830	364,343	323,439	466,468	380,515
Gross cruise revenues	1,614,321	1,382,103	1,602,951	1,479,634	2,329,653	2,055,034
Less cruise costs						
Passenger tickets	(311,814)	(274,587)	(280,429)	(256,827)	(361,268)	(339,224)
Onboard and other	(61,964)	(58,607)	(60,688)	(51,350)	(82,531)	(66,838)
Net cruise revenues	$1,240,543	$1,048,909	$1,261,834	$1,171,457	$1,885,854	$1,648,972
Available lower berth days ("ALBDs")	8,623	7,396	9,087	7,877	9,915	8,375
Gross revenue yields	$ 187.21	$ 186.87	$ 176.40	$ 187.84	$ 234.96	$ 245.38
Net revenue yields	$ 143.86	$ 141.82	$ 138.86	$ 148.72	$ 190.20	$ 196.89

Gross and net costs per ALBD						
Cruise operating expenses	$1,005,455	$ 828,625	$1,002,075	$ 832,566	$1,148,938	$ 989,030
Cruise selling and administrative expenses	269,015	222,944	266,745	210,503	249,522	225,310
Gross cruise costs	1,274,470	1,051,569	1,268,820	1,043,069	1,398,460	1,214,340
Less cruise costs						
Passenger tickets	(311,814)	(274,587)	(280,429)	(256,827)	(361,268)	(339,224)
Onboard and other	(61,964)	(58,607)	(60,688)	(51,350)	(82,531)	(66,838)
Net cruise costs	$ 900,692	$ 718,375	$ 927,703	$ 734,892	$ 954,661	$ 808,278
ALBDs	8,623	7,396	9,087	7,877	9,915	8,375
Gross cruise costs per ALBD	$ 147.80	$ 142.18	$ 139.63	$ 132.42	$ 141.04	$ 145.00
Net cruise costs per ALBD	$ 104.45	$ 97.13	$ 102.09	$ 93.30	$ 96.28	$ 96.51

CARNIVAL CORPORATION & PLC
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS (1)
(in thousands, except earnings per share)

	Nine months ended Aug. 31, 2003	Nine months ended Aug. 31, 2002	Three months ended Nov. 30, 2002	Twelve months ended Nov. 30, 2002
Revenues				
Cruise				
Passenger tickets	$4,364,453	$3,905,987	$1,221,429	$5,127,416
Onboard and other	1,182,472	1,010,784	345,357	1,356,141
Other	232,652	252,828	31,575	284,403
	5,779,577	5,169,599	1,598,361	6,767,960
Costs and Expenses				
Operating				
Cruise				
Passenger tickets	953,511	870,638	250,858	1,121,496
Onboard and other	205,183	176,795	60,798	237,593
Payroll and related	616,284	494,799	180,783	675,582
Food	327,227	281,114	99,640	380,754
Other ship operating	1,054,263	826,875	322,316	1,149,191
Other	175,403	186,604	27,351	213,955
Total operating	3,331,871	2,836,825	941,746	3,778,571
Selling and administrative (2)	814,476	691,264	268,343	959,607
Depreciation and amortization	491,268	403,453	145,019	548,472
Impairment charge		20,000		20,000
	4,637,615	3,951,542	1,355,108	5,306,650
Operating Income	1,141,962	1,218,057	243,253	1,461,310
Nonoperating (Expense) Income				
Interest income	22,072	36,299	8,921	45,220
Interest expense, net of capitalized interest	(158,459)	(145,879)	(44,420)	(190,299)
Other income (expense), net	11,563	(3,913)	853	(3,060)
	(124,824)	(113,493)	(34,646)	(148,139)
Income Before Income Taxes	1,017,138	1,104,564	208,607	1,313,171
Income Tax (Expense) Benefit, Net	(16,598)	24,209	22,996	47,205
Net Income	$1,000,540	$ 1,128,773	$ 231,603	$1,360,376
Earnings Per Share				
Basic	$1.26	$1.42	$ 0.29	$ 1.71
Diluted	$1.25	$1.41	$ 0.29	$ 1.70
Weighted-Average Shares Outstanding				
Basic	795,986	794,685	794,949	794,751
Diluted	805,615	799,604	799,255	799,517

CARNIVAL CORPORATION & PLC
PRO FORMA NET CRUISE REVENUES AND NET CRUISE COSTS
(in thousands, except yields and costs per ALBD)

	Nine months ended Aug. 31, 2003	Nine months ended Aug. 31, 2002	Three months ended Nov. 30, 2002	Twelve months ended Nov. 30, 2002
Gross and net revenue yields				
Cruise revenues				
Passenger tickets	$4,364,453	$ 3,905,987	$1,221,429	$ 5,127,416
Onboard and other	1,182,472	1,010,784	345,357	1,356,141
Gross cruise revenues	5,546,925	4,916,771	1,566,786	6,483,557
Less cruise costs				
Passenger tickets	(953,511)	(870,638)	(250,858)	(1,121,496)
Onboard and other	(205,183)	(176,795)	(60,798)	(237,593)
Net cruise revenues	$4,388,231	$3,869,338	$ 1,255,130	$ 5,124,468
ALBDs	27,625	23,648	8,313	31,961
Gross revenue yields	$ 200.79	$ 207.91	$ 188.47	$ 202.86
Net revenue yields	$ 158.85	$ 163.62	$ 150.98	$ 160.34
Gross and net costs per ALBD				
Cruise operating expenses	$3,156,468	$2,650,221	$914,395	$ 3,564,616
Cruise selling and administrative expenses	785,282	658,757	253,605	912,362
Gross cruise costs	3,941,750	3,308,978	1,168,000	4,476,978
Less cruise costs				
Passenger tickets	(953,511)	(870,638)	(250,858)	(1,121,496)
Onboard and other	(205,183)	(176,795)	(60,798)	(237,593)
Net cruise costs	$2,783,056	$2,261,545	$ 856,344	$ 3,117,889
ALBDs	27,625	23,648	8,313	31,961
Gross cruise costs per ALBD	$ 142.69	$139.93	$140.50	$140.08
Net cruise costs per ALBD	$ 100.74	$95.63	$103.01	$ 97.55

(1) The pro forma information gives pro forma effect to the DLC transaction between Carnival Corporation and Carnival plc, which was completed on April 17, 2003. Management has prepared the pro forma information based upon the companies' historical financial information and, accordingly, the above information should be read in conjunction with the companies' historical financial statements, as well as pro forma information included in the companies' joint Current Report on Form 8-K, dated May 29, 2003.

The DLC transaction has been accounted for as an acquisition of Carnival plc by Carnival Corporation, using the purchase method of accounting. The Carnival plc accounting policies have been conformed to Carnival Corporation's policies. Carnival plc's reporting period has been changed to the Carnival Corporation reporting period and the information presented above covers the same periods of time for both companies. Carnival Corporation & plc are having an independent appraisal performed of all of Carnival plc's cruise ships and intangible assets. Accordingly, we believe it is possible that the fair value of some of Carnival plc's cruise ships could be less than their carrying value, thus reducing pro forma depreciation expense. In addition, amortizable intangibles which have not been valued and amortized in the above pro forma information, could also eventually be recorded and amortized, based primarily upon the appraisals.

The above pro forma information has been prepared as if the DLC transaction had occurred on December 1, 2001 and has not been adjusted to reflect any net transaction benefits. In addition, the pro forma information does not purport to represent what the results of operations actually could have been if the DLC

transaction had occurred on December 1, 2001 or what those results will be for any future periods.

(2) Excludes Carnival plc's costs related to its terminated Royal Caribbean transaction and the completion of the DLC transaction with Carnival Corporation, which were expensed by Carnival plc prior to April 17, 2003. The amount of these nonrecurring expenses was approximately $20.1 million, $4.6 million, $24.5 million, $7.4 million, $10.9 million and $79.4 million in the three months ended February 28, 2003 and 2002, May 31, 2003 and 2002, August 31, 2002 and November 30, 2002, respectively.

(3) Carnival plc has or is expected to receive insurance company and/or shipyard payments related to the Diamond Princess fire and the Island Princess delayed delivery. The present value of these payments, which approximate $99 million, has been recorded on the balance sheet of Carnival Corporation & plc as a Carnival plc fair value acquisition adjustment. Accordingly, the income originally expected to be recognized by Carnival plc of $6.8 million, $40.1 million, $30.6 million, $18.2 million and $3.2 million in the three months ended May 31, 2003, August 31, 2003, November 30, 2003, February 28, 2004 and May 31, 2004, respectively, will not be recognized in Carnival Corporation & plc's earnings, as it would have been by Carnival plc on a standalone basis, but will be accounted for as a collection of this receivable by the combined entity.

---End Pro Forma Financial Information---

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARNIVAL CORPORATION

By: /s/Gerald R. Cahill
Name: Gerald R. Cahill
Title: Senior Vice President-Finance and Chief Financial and Accounting Officer

Date: September 18, 2003

CARNIVAL PLC

By: /s/Gerald R. Cahill
Name: Gerald R. Cahill
Title: Senior Vice President-Finance and Chief Financial and Accounting Officer

Date: September 18, 2003